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UNITED STATES
Securities and Exchange Commission
Washington, D. C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Northern Trust Corporation
Exact name of registrant as specified in charter

0000073124
Registrant CIK Number

11-K
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

05965
SEC file number, if available

Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, June 26, 20 03.

NORTHERN TRUST CORPORATION
(Registrant)

By: [signature]
(Name and Title)
Kelly R. Welsh
Executive Vice President and General Counsel

Financial statements consisting of an audited statement of financial condition as of the end of the latest two fiscal years of The Northern Trust Company Thrift-Incentive Plan and an audited statement of income and changes in plan equity for each of the latest three fiscal years of The Northern Trust Company Thrift-Incentive Plan, notes to financial statements and supplementary information.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

REPORT ON AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2002 AND 2001

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

TABLE OF CONTENTS

HT

Hill Taylor, LLC
Certified Public Accountants
116 South Michigan Avenue, 11th Floor
Chicago, Illinois 60603
V 312-332-4964 F 312-332-0181

Member of the
American Institute
Of Certified Public Accountants

Member of the
Illinois CPA Society

Independent Auditors' Report

The Northern Trust Company
Employee Benefit Administrative Committee

We have audited the accompanying statements of net assets available for benefits of The Northern Trust Company Thrift-Incentive Plan as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments at December 31, 2002 and reportable transactions for the year ended December 31, 2002 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hill, Taylor LLC

May 16, 2003

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
Investments, at quoted fair market value:		
Mutual and other common trust funds	$ 478,386,138	$ 502,772,386
Invested cash	683,763	863,918
Northern Trust Corporation common stock	184,339,376	349,786,605
Participant notes receivable	17,965,116	19,363,686
Total Investments	681,374,393	872,786,595
Accrued interest and dividends receivable	897,294	997,969
Employer contribution receivable	16,413,709	14,660,549
Net assets available for plan benefits	$ 698,685,396	$ 888,445,113

The accompanying notes are an integral part of these financial statements.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000
Additions (Deductions):			
Investment income:			
Interest	$ 4,301,510	$ 4,662,143	$ 4,359,580
Dividends	6,728,687	6,315,857	8,462,787
Net (loss) gain on sales and distribution of investments	(16,547,542)	9,267,774	169,105,983
Unrealized depreciation of investments, net	(191,288,186)	(197,827,558)	(5,011,662)
Participants' contributions	38,698,124	36,037,039	34,361,966
Employers' contributions	16,413,709	14,660,813	14,582,856
Distribution of benefits and withdrawals	(48,066,019)	(63,486,125)	(79,034,634)
(Decrease) Increase during the year	(189,759,717)	(190,370,057)	146,826,876
Net Assets Available for Benefits:			
Beginning of year	888,445,113	1,078,815,170	931,988,294
End of year	$ 698,685,396	$ 888,445,113	$ 1,078,815,170

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. **Summary of Significant Accounting Policies:**

A summary of the Plan's significant accounting policies consistently applied in the preparation of the accompanying financial statements is as follows:

(a) **Valuation of Investments** – The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Northern Trust Corporation stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value.

(b) **Contributions** – Contributions from The Northern Trust Company (the "Company") are accrued based upon amounts required to be funded under the provisions of the Plan.

(c) **Investment Income Recognition** – Purchases and sales of securities are reflected on a trade-date basis. Income from investments is recorded as earned on an accrual basis. At the time investments are sold, the difference between the original cost (computed on an average cost basis) and the proceeds received is recorded as a realized gain or loss in the financial statements. The unrealized appreciation (depreciation) of investments represents the difference in the market value from the beginning of the Plan year (or date the investments were purchased, if later) to the end of the Plan year.

(d) **Administrative Expenses** – All administrative expenses are paid directly by the Company and accordingly none are being charged to the Plan.

(e) **Use of Estimates** – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

(f) **Payment of Benefits** – Benefits are recorded when paid.

2. **Plan Description:**

The following is a brief description of the Plan provided for general information purposes only. Participants should refer to The Northern Trust Company Thrift-Incentive Plan Sourcebook or the Plan document for more complete information.

2. **Plan Description (Continued):**

(a) **General** – The Plan is a defined contribution plan whose purpose is to provide retirement benefits to eligible domestic employees of The Northern Trust Company and any affiliates or subsidiaries who adopted the Plan. The Plan has twelve investment funds as follows:

Northern Trust Company Common Stock Fund – This fund invests in common stock of Northern Trust Corporation.

Northern Institutional Focused Growth Portfolio-A – The Northern Institutional Focused Growth Portfolio seeks to provide long-term capital appreciation mainly through stock investments of growth companies perceived to have superior quality and will generally have market capitalizations in excess of $1 billion. Any income received is incidental to this objective.

Northern Institutional Bond Portfolio-A – The Northern Institutional Bond Portfolio pursues the maximum total return consistent with reasonable risk by investing in a broad range of bonds and other fixed income securities. The Portfolio's dollar-weighted average maturity will, under normal market conditions range between five and fifteen years.

Northern Institutional Equity Index Portfolio-A – The Northern Institutional Equity Index Portfolio seeks to provide investment results that approximate the aggregate price and dividend performance of the Standards & Poor's ("S&P") 500 Composite Stock Price Index. The Portfolio invests substantially all assets in securities that comprise the S&P 500 Index.

Northern Institutional Balanced Portfolio-A – The Northern Institutional Balanced Portfolio seeks to provide long-term capital appreciation and current income through a mix of stocks, bonds and cash equivalents. This mix is regularly monitored and adjusted.

The Dodge and Cox Stock Fund – The primary objective of this fund is to provide shareholders with an opportunity for long-term growth of principal and income by investing in a broadly diversified portfolio of common stocks. A secondary objective is to achieve reasonable current income.

INVESCO Dynamics Fund – This fund seeks long-term growth of capital by investing primarily in common stocks of companies that are early in their life cycle but which have the high growth potential.

2. **Plan Description (Continued):**

AIM Mid Cap Equity Fund-A – This fund seeks to provide investment results that approximate the aggregate price and dividend performance of the Standards & Poor's ("S&P") 400 Midcap Index. The Portfolio invests substantially all assets in securities that comprise the S&P 400 Midcap Index.

Northern Institutional Small Company Growth Portfolio-A – This fund seeks to provide long-term capital appreciation by investing at least 65% of its total assets in the equity securities of companies with market capitalization that are within the range of the Russell 2000 Index.

Northern Institutional International Growth Portfolio-A – This fund seeks to provide long-term capital appreciation by investing at least 65% of its total assets in a broad mix of foreign companies.

The Northern Trust Stable Asset Fund – The Stable Asset Fund seeks to provide a predictable rate of return while preserving the safety of capital and avoiding market risk. Eligible investments for the Fund include investment contracts issued by insurance companies, banks and corporations, and a variety of debt instruments.

Ariel Fund – This fund seeks to provide long-term capital appreciation. This fund enables participants to invest in small companies with a value orientation.

The Plan also maintains a Dividend Pass-Through Fund for the investment of certain dividends paid on Northern Trust Corporation stock, as follows:

Northern Dividend Pass-Through Fund – This fund is used for participants who elect to receive an annual cash distribution of the dividends on Northern Trust Corporation shares in their Company Common Stock Fund accounts. Cash dividends paid on those shares are transferred to this fund and invested in high-grade money market instruments with short maturities through a collective short-term investment fund. Once each year, the dividends and related earnings are distributed in cash to the participants who made this election.

The number of participants in each fund was 5,807, 4,541, 3,595, 5,361, 2,653, 3,667, 3,106, 727, 1,644, 2,592, 3,917, 804, and 400 for the Northern Trust Company Common Stock, Northern Institutional Focused Growth Portfolio-A, Northern Institutional Bond Portfolio-A, Northern Institutional Equity Index Portfolio-A, Northern Institutional Balanced Portfolio-A, Dodge and Cox Stock Fund, INVESCO Dynamics Fund, AIM Mid Cap Equity Fund-A, Northern Institutional Small Company Growth Portfolio-A, Northern Institutional International Growth Portfolio-A, The Northern Trust Stable Asset Fund, Ariel Fund, and Northern Dividend Pass Through Fund, respectively, at December 31, 2002.

2. **Plan Description (Continued):**

(b) **Plan Administration** – The Plan is administered by the Employee Benefit Administrative Committee. As administrator of the Plan, the Committee interprets the provisions of the Plan and decides all questions arising in the administration of the Plan.

(c) **Eligibility** – Employees can make their own contributions the first day of a month following their one month service anniversary, regardless of age. Employees are eligible for the Company match on the first day of the month following six months of service.

(d) **Vesting** – Participants are always 100% vested in their own contributions and earnings. The Company matching contribution vests 20% after 1 year of service and increases 20% a year until the participant is 100% vested at the end of five years.

(e) **Employee Contributions** – Participants may elect to contribute from 1% to a maximum of 40% (in whole percentage points) of their base salary to the Plan. In addition, these contributions may be made with both before-tax and after-tax dollars, and in no event may a participant's annual before-tax contributions exceed $11,000 for 2002. Additional catch-up contributions are permitted for participants who have attained age 50 before the end of a Plan year. Participants may split their contributions among any of twelve investment funds in increments of 1%. Effective March 1, 2002, the Northern Trust Company Common Stock Fund was designated as an employee stock ownership plan. Participants may elect to have dividends on the shares of Northern Trust Corporation stock in this Fund reinvested quarterly in Northern Trust Corporation stock or paid to the participants annually in cash. Participant contributions may be limited in certain instances so as not to exceed certain maximum amounts established by the Internal Revenue Code and related IRS regulations.

(f) **Employer Contributions** – The employer will make a contingent matching contribution of up to 5% of a participant's pay. A minimum matching contribution of $0.50 for each $1.00 of participant contributions up to 5% of pay is made annually regardless of whether a corporate earnings goal is met. The actual amount of the maximum matching contribution is based on the employer's achievement of an earnings goal set by the Board of Directors at the beginning of the year. To obtain the full match, a participant must deposit at least 5% of eligible pay during the year and must be an employee on December 31st. For the Plan years 2001 and 2000, the bank met its earnings goal and contributed the maximum amount. For plan year 2002 the earnings target was not attained. The 2002 TIP match was $0.78 for each dollar contributed for a maximum TIP match of 3.9%.

2. **Plan Description (Continued):**

(g) **Benefits, Withdrawals and Forfeitures** – Upon the termination for permanent disability, death, or after attainment of age 65, a participant or beneficiary is entitled to receive the participant's entire balance in the Plan. If a participant terminates for any other reason, the unvested portion of his employer contribution account will be forfeited. These forfeitures will be used to reduce the current year's employer contribution. Forfeitures amounted to $158,061, $223,000 and $50,000, for the years ended December 31, 2002, 2001, and 2000; respectively.

Participants may also elect to withdraw a portion of their accounts subject to various restrictions as outlined in the Plan. A participant's before-tax account may only be withdrawn for reasons of financial hardship as defined by the Internal Revenue Code and related IRS regulations.

(h) **Loans** – Participants may borrow against the vested portion of their Plan accounts. Participants can borrow a minimum of $1,000 with additional increments of $500. Loans must be paid back over a maximum of five years (15 years for home loans) and bear a reasonable rate of interest. All loans are subject to various restrictions as outlined in the Plan, however, in no case can a participant's entire loan balance exceed the lesser of 50% of his vested account balance or $50,000. Payments to the Northern Trust Company Common Stock Fund may be restricted from time to time due to SEC limitations.

(i) **Plan Termination** – While the Plan has been adopted with the expectation that it will be continued indefinitely, the Plan may be terminated at any time. In the event of termination, all participants' accounts will become fully vested.

3. **Tax Status:**

The Plan received a determination letter from the Internal Revenue Service dated September 27, 1995 stating that the Plan was qualified under Section 401(a) of the Internal Revenue Code. Accordingly, the Plan's related trust is exempt from Federal income taxes under Section 501(a).

Effective January 1, 2002, the Plan was amended and restated in its entirety to reflect revisions required by federal law pursuant to GUST as well as certain Plan design changes authorized by the Company's Board of Directors.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

4. **Investments:**

The following is a summary of the Plan's investments as well as the net realized and unrealized appreciation (depreciation) for 2002 and 2001:

	December 31, 2002		December 31, 2001	
	Fair Value	Net Appreciation (Depreciation) In Fair Value	Fair Value	Net Appreciation (Depreciation) In Fair Value
Common Stock:				
Northern Trust Common Stock	$ 184,625,745	$ (135,243,816)	$350,177,229	$ (131,002,282)
Mutual Funds:				
Northern Institutional Focused Growth Portfolio-A	53,995,676	(20,468,916)	79,756,161	(28,369,698)
Northern Institutional Bond Portfolio-A	58,443,316	1,269,606	48,860,048	(267,947)
Northern Institutional Equity Index Portfolio-A	121,572,647	(37,861,100)	155,599,722	(23,313,848)
Northern Institutional Balanced Portfolio-A	22,501,281	(3,064,251)	24,326,011	(2,082,162)
The Dodge and Cox Stock Fund	38,604,150	(5,096,566)	32,057,613	3,213,719
INVESCO Dynamics Fund	13,699,453	(7,519,931)	20,572,565	(7,251,145)
Northern Institutional International Equity Fund	-	95,303	10,652,158	(3,221,167)
Northern Institutional Small Company Growth Portfolio-A	6,927,797	(3,277,985)	9,324,001	(2,020,256)
Northern Institutional International Growth Portfolio-A	12,642,118	(2,689,640)	3,033,227	(1,015,940)
AIM Mid Cap Equity Fund-A	3,859,574	(423,815)	-	-
Ariel Fund	4,078,693	(517,229)	-	-
	336,324,705	(79,554,524)	384,181,506	(64,328,444)
The Northern Trust Stable Asset Fund	142,061,433	6,962,612	118,590,880	6,770,942
Northern Dividend Pass Through Fund	10	-	-	-
Northern Clearing Dividend	397,384	-	473,294	-
Total Investments	$ 663,409,277	$ (207,835,728)	$853,422,909	$ (188,559,784)

All investments in the Plan are participant-directed investments.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

4. **Investments (Continued):**

The following participant-directed investments exceeded 5% of the Plan's assets held for investments at December 31, 2002 and 2001:

	Fair Value	
	2002	2001
Northern Trust Company Common Stock	$ 184,625,745	$ 350,177,229
Northern Institutional Focused Growth Portfolio-A	53,995,676	79,756,161
Northern Institutional Bond Portfolio-A	58,443,316	48,860,048
Northern Institutional Equity Index Portfolio-A	121,572,647	155,599,722
The Northern Trust Stable Asset Fund	142,061,433	118,590,880
The Dodge and Cox Stock Fund	38,604,150	32,057,613

5. **Related-Party Transactions:**

Certain Plan investments are shares of collective trust funds managed by The Northern Trust Company or one of its affiliates. The Northern Trust Company serves as trustee, custodian and administrator for these collective trust funds. The Northern Trust Stable Asset Fund is sub-advised by an unrelated investment management firm. The investment advisor for the Collective Short-Term Investment Fund is Northern Trust Investments, Inc., a subsidiary of The Northern Trust Company. The Northern Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as related-party transactions.

SCHEDULE I

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

SCHEDULE OF INVESTMENTS

NORTHERN TRUST COMPANY COMMON STOCK FUND

AT DECEMBER 31, 2002

	Par Value/ Shares	Market Value	Cost
Common Stock:			
Northern Trust Company Common Stock*	5,259,326	$ 184,339,376	$ 140,416,381
Short-Term Investment –			
Invested Cash	$ 286,369	286,369	286,369
Total Investments – Northern Trust Company Common Stock Fund		$ 184,625,745	$ 140,702,750

*Indicates party-in-interest to the Plan.

SCHEDULE I
(Continued)

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

SCHEDULE OF INVESTMENTS

NORTHERN INSTITUTIONAL FOCUSED GROWTH PORTFOLIO – A

AT DECEMBER 31, 2002

	Shares	Market Value	Cost
Mutual and Other Common Trust Funds:			
Northern Institutional Focused Growth Portfolio - A*	5,677,779	$ 53,995,676	$ 84,878,613

*Indicates party-in-interest to the Plan.

SCHEDULE I
(Continued)

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

SCHEDULE OF INVESTMENTS

NORTHERN INSTITUTIONAL BOND PORTFOLIO – A

AT DECEMBER 31, 2002

	Shares	Market Value	Cost
Mutual and Other Common Trust Funds:			
Northern Institutional Bond Portfolio - A*	2,900,413	$ 58,443,316	$ 58,205,711

*Indicates party-in-interest to the Plan.

SCHEDULE I
(Continued)

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

SCHEDULE OF INVESTMENTS

NORTHERN INSTITUTIONAL EQUITY INDEX PORTFOLIO – A

AT DECEMBER 31, 2002

	Shares	Market Value	Cost
Mutual and Other Common Trust Funds:			
Northern Institutional Equity Index Portfolio - A*	10,683,009	$ 121,572,647	$ 179,674,348

*Indicates party-in-interest to the Plan.

SCHEDULE I
(Continued)

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

SCHEDULE OF INVESTMENTS

NORTHERN INSTITUTIONAL BALANCED PORTFOLIO – A

AT DECEMBER 31, 2002

	Shares	Market Value	Cost
Mutual and Other Common Trust Funds:			
Northern Institutional Balanced Portfolio - A*	2,157,362	$ 22,501,281	$ 26,905,976

*Indicates party-in-interest to the Plan.

SCHEDULE I
(Continued)

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

SCHEDULE OF INVESTMENTS

THE DODGE AND COX STOCK FUND

AT DECEMBER 31, 2002

	Shares	Market Value	Cost
Mutual and Other Common Trust Funds:			
The Dodge and Cox Stock Fund	438,434	$ 38,604,150	$ 42,956,962

SCHEDULE I
(Continued)

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

SCHEDULE OF INVESTMENTS

INVESCO DYNAMICS FUND

AT DECEMBER 31, 2002

	Shares	Market Value	Cost
Mutual and Other Common Trust Funds:			
INVESCO Dynamics Fund	1,273,183	$ 13,699,453	$ 18,881,708

SCHEDULE I
(Continued)

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

SCHEDULE OF INVESTMENTS

AIM MID CAP EQUITY FUND – A

AT DECEMBER 31, 2002

	Shares	Market Value	Cost
Mutual and Other Common Trust Funds:			
AIM Mid Cap Equity Fund - A	181,456	$ 3,859,574	$ 4,197,271

SCHEDULE I
(Continued)

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

SCHEDULE OF INVESTMENTS

NORTHERN INSTITUTIONAL SMALL COMPANY GROWTH PORTFOLIO – A

AT DECEMBER 31, 2002

	Shares	Market Value	Cost
Mutual and Other Common Trust Funds:			
Northern Institutional Small Company Growth Portfolio – A*	1,176,196	$ 6,927,797	$ 9,660,348

*Indicates party-in-interest to the Plan.

SCHEDULE I
(Continued)

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

SCHEDULE OF INVESTMENTS

NORTHERN INSTITUTIONAL INTERNATIONAL GROWTH PORTFOLIO – A

AT DECEMBER 31, 2002

	Shares	Market Value	Cost
Mutual and Other Common Trust Funds:			
Northern Institutional International Growth Portfolio – A*	2,142,732	$ 12,642,118	$ 14,230,704

*Indicates party-in-interest to the Plan.

SCHEDULE I
(Continued)

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

SCHEDULE OF INVESTMENTS

THE NORTHERN TRUST STABLE ASSET FUND

AT DECEMBER 31, 2002

	Shares	Market Value	Cost
Mutual and Other Common Trust Funds:			
The Northern Trust Stable Asset Fund *	4,190,257	$ 142,061,433	$ 130,288,292

*Indicates party-in-interest to the Plan.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

SCHEDULE OF INVESTMENTS

ARIEL FUND

AT DECEMBER 31, 2002

	Shares	Market Value	Cost
Mutual and Other Common Trust Funds:			
Ariel Fund	115,740	$ 4,078,693	$ 4,481,764

SCHEDULE I
(Continued)

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

SCHEDULE OF INVESTMENTS

NORTHERN DIVIDEND PASS THROUGH FUND

AT DECEMBER 31, 2002

	Shares	Market Value	Cost
Short-Term Investments:			
Invested Cash*	$ 10	$ 10	$ 10

*Indicates party-in-interest to the Plan.

SCHEDULE II

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 2002

Description of Assets	Cost of Assets	Current Value of Assets on Transaction Date	Net Gain/Loss
Northern Institutional Equity Index Portfolio – A*			
Bought in 117 transactions	$ 31,900,382	$ 31,900,382	$ -
Sold in 139 transactions	34,371,181	28,066,357	(6,304,824)
The Northern Trust Stable Asset Fund*			
Bought in 141 transactions	57,879,926	57,879,926	-
Sold in 110 transactions	38,305,249	41,371,985	3,066,736
Northern Institutional International Growth Portfolio – A*			
Bought in 139 transactions	28,085,630	28,085,630	-
Sold in 109 transactions	18,107,172	15,787,099	(2,320,073)

*Indicates party-in-interest to the Plan.